paragon

RECEIVED

2007 AUG -7 A 10:23

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07025804

01 August 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st July 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

John G Gemmell
Group Company Secretary

dlw 8/8

Enc

INVESTOR IN PEOPLE

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

THE PARAGON GROUP OF COMPANIES PLC

RECEIVED
2007 AUG -7 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Total Voting Rights	02 July 2007	02 July 2007	DTR 5.6.1
2. Regulatory Announcement – Holding(s) in Company	03 July 2007	04 July 2007	LR9.6.7
3. Regulatory Announcement – Transaction in Own shares	10 July 2007	11 July 2007	LR12.4.6
4. Regulatory Announcement – Holding(s) in Company	10 July 2007	11 July 2007	LR9.6.7
5. Regulatory Announcement – Transaction in Own shares	11 July 2007	12 July 2007	LR12.4.6
6. Regulatory Announcement – Transaction in Own shares	23 July 2007	24 July 2007	LR12.4.6
7. Regulatory Announcement – Transaction in Own shares	25 July 2007	26 July 2007	LR12.4.6
8. Regulatory Announcement – Transaction in Own shares	27 July 2007	30 July 2007	LR12.4.6

Document		Date Distributed	Required Distribution Date	Source of Requirement
9.	Regulatory Announcement – Director/PDMR Shareholding	31 July 2007	31 July 2007	DR3.1.2
10.	Regulatory Announcement – Total Voting Rights	31 July 2007	01 August 2007	DTR 5.6.1

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
11.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	02 July 2007	05 July 2007	CA85 S.169
12.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	05 July 2007	13 July 2007	CA85 S.169
13.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	06 July 2007	16 July 2007	CA85 S.169
14.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	06 July 2007	19 July 2007	CA85 S.169
15.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	09 July 2007	20 July 2007	CA85 S.169
16.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	16 July 2007	25 July 2007	CA85 S.169

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	10:12 02-Jul-07
Number	4251Z

RNS Number:4251Z
Paragon Group Of Companies PLC
02 July 2007

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 30 June 2007, The Paragon Group of Companies PLC's capital consists of 121,486,277 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 6,374,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 115,112,277.

The above figure (115,112,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary

0121 712 2075

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:51 03-Jul-07
Number	5949Z

RNS Number:5949Z
Paragon Group Of Companies PLC
03 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

The Paragon Group of Companies PLC

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

3. Full name of person(s) subject to the notification obligation:

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

Registered Holder:

BNY Norwich Union Nominees Limited	1,083,166*
Chase GA Group Nominees Limited	4,998,054*
Chase Nominees Limited	156,265*
CUIM Nominee Limited	881,271*

*denotes direct interest

BNY Norwich Union Nominees Limited	219,267
Chase Nominees Limited	206,586
CUIM Nominee Limited	115,489
Vidacos Nominees Limited	2,256,738

5. Date of the transaction and date on which the threshold is crossed or reached if different):

2 July 2007

6. Date on which issuer notified:

3 July 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6% change at Direct Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0006140361	8,804,465	8,804,465

Resulting situation after the triggering transaction

Class/type of shares Number of shares Number of voting rights % of voting rights
if possible

using
the ISIN
CODE

	Direct	Direct	Indirect	Direct	Indirect
GB0006140361	7,118,756	7,118,756	2,798,080	6.18%	2.43%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,916,836	8.61%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 115,112,277

14. Contact name:

John G. Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:52 10-Jul-07
Number	0170A

RNS Number:0170A
Paragon Group Of Companies PLC
10 July 2007

10 JULY 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via UBS Investment Bank.

Ordinary shares:

Date of purchase:	10 July 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	484.125p
Lowest price paid per share:	478.125p
Volume weighted average price paid per share:	481.9501p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,404,000 of its ordinary shares in treasury and has 115,082,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:56 10-Jul-07
Number	0084A

RNS Number:0084A
Paragon Group Of Companies PLC
10 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

The Paragon Group of Companies PLC

2. Reason for the notification (please state Yes/No): (Yes)

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

Registered Holder:

BNY Norwich Union Nominees Limited	329,319*
Chase GA Group Nominees Limited	2,865,761*
CUIM Nominee Limited	261,469*

*denotes direct interest

BNY Norwich Union Nominees Limited	219,267
Chase Nominees Limited	5,590
CUIM Nominee Limited	115,489
Vidacos Nominees Limited	1,393,065

5. Date of the transaction and date on which the threshold is crossed or reached if different):

09 July 2007

6. Date on which issuer notified:

10 July 2007

7. Threshold(s) that is/are crossed or reached:

8% to 4% change at Combined Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0006140361	9,916,836	9,916,836

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect

GB0006140361	3,456,549	3,456,549	1,733,411	3.00%	1.51%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,189,960	4.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 115,112,277

14. Contact name:

John G. Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:28 11-Jul-07
Number	1013A

RNS Number:1013A
Paragon Group Of Companies PLC
11 July 2007

11 JULY 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following
number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	11 July 2007
Number of ordinary shares purchased:	20,000
Highest price paid per share:	477.7p
Lowest price paid per share:	477.7p
Volume weighted average price paid per share:	477.7p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,424,000 of its ordinary shares in treasury and has 115,062,077 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 AUG -7 A 10:43

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:30 23-Jul-07
Number	7236A

RNS Number:7236A
Paragon Group Of Companies PLC
23 July 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	23 July 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	460.25p
Lowest price paid per share:	455.25p
Volume weighted average price paid per share:	458.60p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,454,000 of its ordinary shares in treasury and has 115,032,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2007 AUG -7 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:52 25-Jul-07
Number	8856A

RNS Number:8856A
Paragon Group Of Companies PLC
25 July 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	25 July 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	442.95p
Lowest price paid per share:	442.95p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,494,000 of its ordinary shares in treasury and has 114,992,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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RECEIVED

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:33 27-Jul-07
Number	0537B

2007 AUG -7 A 10:24

RNS Number:0537B
Paragon Group Of Companies PLC
27 July 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	27 July 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	436.00p
Lowest price paid per share:	413.25p
Volume weighted average price paid per share:	429.65p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,524,000 of its ordinary shares in treasury and has 114,962,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

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Regulatory Announcement

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RECEIVED

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	14:18 31-Jul-07
Number	2160B

RNS Number:2160B
Paragon Group Of Companies PLC
31 July 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
ROBERT G. DENCH
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
ROBERT G. DENCH
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES
....

7. Number of shares / amount of stock acquired
25,000
....

8. Percentage of issued class
0.022%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£4.335

....

13. Date of transaction
30 JULY 2007

....

14. Date company informed
30 JULY 2007

....

15. Total holding following this notification
45,000

....

16. Total percentage holding of issued class following this notification
0.039%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
31 JULY 2007

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NIGEL S. TERRINGTON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL S. TERRINGTON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN AND PURCHASE OF SHARES

....

7. Number of shares / amount of stock acquired
50,000

....

8. Percentage of issued class
0.043%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
12,591 SHARES ACQUIRED AT £4.385 PER SHARE
37,409 SHARES ACQUIRED AT £0.00 PER SHARE

....

13. Date of transaction
31 JULY 2007

....

14. Date company informed
31 JULY 2007

....

15. Total holding following this notification
177,573

....

16. Total percentage holding of issued class following this notification
0.154%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
31 JULY 2007

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
CHRISTOPHER D. NEWELL

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
CHRISTOPHER D. NEWELL

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES

....

7. Number of shares / amount of stock acquired
10,000

....

8. Percentage of issued class
0.009%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£4.385

....

13. Date of transaction
31 JULY 2007

....

14. Date company informed
31 JULY 2007

....

15. Total holding following this notification
30,000

....

16. Total percentage holding of issued class following this notification
0.026%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
31 JULY 2007
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NICHOLAS KEEN
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN
....

7. Number of shares / amount of stock acquired
28,127
....

8. Percentage of issued class

0.024%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£0.00

....

13. Date of transaction
31 JULY 2007

....

14. Date company informed
31 JULY 2007

....

15. Total holding following this notification
88,063

....

16. Total percentage holding of issued class following this notification
0.077%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
31 JULY 2007
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
PAWAN PANDYA
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
PAWAN PANDYA
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN
....

7. Number of shares / amount of stock acquired
15,751
....

8. Percentage of issued class
0.014%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P
....

12. Price per share
£0.00
....

13. Date of transaction
31 JULY 2007
....

14. Date company informed
31 JULY 2007
....

15. Total holding following this notification
167,556
....

16. Total percentage holding of issued class following this notification
0.146%
....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
31 JULY 2007
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2007 AUG -7 A 10:24

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	11:01 31-Jul-07
Number	1864B

RNS Number:1864B
Paragon Group Of Companies PLC
31 July 2007

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 31 July 2007, The Paragon Group of Companies PLC's capital consists of 121,486,277 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 6,524,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 114,962,277.

The above figure (114,962,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House

— for the record —

RECEIVED

2007 JUN -7 ... 24

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please write in the space below For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	07/06/2007		

For each share:

Nominal value	£0.10		
Maximum price paid	£5.335		
Minimum price paid	£5.300		

The aggregate amount paid by the company for the shares to which this return relates was: £159,576.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £800.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 07/06/2007

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 01217122076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

£1305

Companies House
— for the record —

RECEIVED
2007 AUG -7 A 10:24

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985.

Please complete legibly, in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	50,000		
Date(s) shares delivered to the company	15/06/2007		

For each share:

Nominal value	£0.10		
Maximum price paid	£5.2045		
Minimum price paid	£5.2045		

The aggregate amount paid by the company for the shares to which this return relates was: £ 260,225.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,305.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/06/2007

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE Tel 0121 712 2077

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	18/06/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.20		
Minimum price paid	£5.20		

The aggregate amount paid by the company for the shares to which this return relates was: £156,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 780.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 18/06/2007

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT, HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number
DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	21/06/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.540		
Minimum price paid	£5.425		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 220,200.00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 1,105.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 21/06/2007

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985.

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	22/06/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£5.4105		
Minimum price paid	£5.4105		

The aggregate amount paid by the company for the shares to which this return relates was: £162,315.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £815.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 22/06/2007

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	27/06/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.280		
Minimum price paid	£5.255		

The aggregate amount paid by the company for the shares to which this return relates was: £158,208.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £795.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

END

**Delete as appropriate

Signed [signature] **Date** 27/06/2007

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, ST CATHERINE'S COURT, HERBERT ROAD,
SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 01217122076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**